FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

9 May 2011

HSBC HOLDINGS PLC - INTERIM MANAGEMENT STATEMENT

HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the release of its Interim Management Statement. The trading update call will take place at 12.00 GMT (in London), and details of how to participate in the call and the live audio webcast can be found at Investor Relations on www.hsbc.com and at the end of this Statement.

HSBC INTERIM MANAGEMENT STATEMENT
Results for the quarter ended 31 March 2011 ('Q1 2011')

Consolidated summary of results (unaudited)

	Quarter ended
	31 March 2011	31 March 2010	31 December 2010
	US$m	US$m	US$m

Net operating income before loan impairment charges and other credit risk provisions.................................................................	17,040	17,926	17,322
Loan impairment charges and other credit risk provisions ................	(2,384)	(3,787)	(3,370)

Net operating income ..............................................................................	14,656	14,139	13,952

Total operating expenses ........................................................................	(10,369)	(8,898)	(10,199)
Share of profit in associates and joint ventures ..................................	619	471	655

Profit before tax .......................................................................................	4,906	5,712	4,408

Changes in own credit spread on long-term debt ...............................	589	357	203
Adjustments for foreign currency translation and acquisitions and disposals .......................................................................................	-	28	(313)

Underlying profit before tax ...................................................................	5,495	6,097	4,298

Profit after tax ..........................................................................................	4,415	2,899	3,516

Profit attributable to shareholders of the parent company ................	4,153	2,631	3,242

	US$	US$	US$

Basic earnings per ordinary share .........................................................	0.23	0.15	0.18
Diluted earnings per ordinary share ......................................................	0.22	0.15	0.18
Dividend per ordinary share (in respect of the period) ......................	0.09	0.08	0.12

	%	%	%

Return on average ordinary shareholders' equity (annualised) .......	11.4	8.3	8.8
Cost efficiency ratio .................................................................................	60.9	49.6	58.9

Group Chief Executive, Stuart Gulliver, commented:

"Underlying profits1 held up well against a strong Q1 2010, we were profitable in all regions and customer groups, profits increased in each of our faster-growing regions and credit quality improved. There was double-digit revenue growth in many of our businesses in the faster-growing regions. We continued to increase customer lending in all regions, except North America, with strong growth in Asia and Latin America. Higher lending balances, along with strong trade volumes, contributed to the rise in revenues in those regions. Set against this, as expected, we faced revenue headwinds in Global Banking and Markets, notably in Balance Sheet Management, and in the US, where we continued to run off the Consumer Finance portfolios and Card balances reduced. Loan impairment charges once again fell significantly as economic conditions stabilised and we reduced portfolio risk and improved collections.

We have increased our emphasis on cost management across the Group, launching a number of cost reduction programmes during the period which will be covered in more detail at the Strategy Day. The rise in operating expenses compared with Q1 2010 largely reflected continued investment in our businesses in the faster-growing markets and in Global Banking and Markets. This is reflected principally in higher staff costs. The increase was also driven by a number of items which affected the comparisons with Q1 2010 and Q4 2010, in particular a provision of US$440m relating to payment protection insurance in the UK. These items were significant contributors to the rise in the cost efficiency ratio to 60.9%. Excluding them, and movements in the fair value of own debt related to credit spreads, this ratio was 55.1% in Q1 2011 with costs broadly stable compared with Q4 2010.

The world economy continued to expand during the quarter, and although emerging market output growth eased slightly, we believe that these markets will once again outpace mature markets this year. However, there remain a number of risks to the global recovery cycle in the short-term. In the developed world, higher oil and food prices may slow the pace of recovery while, in emerging markets, higher inflation is dampening consumer sentiment. Despite this, we expect economic growth to continue, albeit more slowly than in 2010.

I am pleased to say that April's performance was satisfactory and in line with expectations. I believe HSBC is well placed to capitalise on global business opportunities. Together with my management team, I look forward to presenting our strategy and key priorities on 11 May."

1All references to profits are profits before tax, unless otherwise stated. Details of the basis for comparisons are covered in the Notes to this Statement.

Group performance summary

Earnings were well balanced and all geographical regions and customer groups were profitable. Commercial Banking performed strongly, with profit and revenue growth driven by increasing customer loan balances and higher trade volumes, partly offset by increasing costs as we continued to invest for growth. Profits in Retail Banking and Wealth Management also continued to improve, mainly as a result of lower loan impairment charges, offset in part by higher costs in the faster-growing markets and the payment protection insurance ('PPI') provision. In Global Banking and Markets, profits were lower but remained strong by historical standards. Private Banking profits were in line with 2010 performance.

Group performance commentary

·
 Revenues benefited from a number of positive trends. Higher trade-related volumes and increased insurance and investment income were recorded, most notably in Asia. We continued to grow customer loan balances, which increased by 4% during the quarter. In line with recent strong loan growth, net interest income in Asia and Latin America increased overall, while in Europe net interest income rose in Retail Banking and Wealth Management and in Commercial Banking. This was partly offset by asset spread compression as the portfolio mix migrated to better quality secured lending.

·
Revenues were 5% lower than in Q1 2010, principally as a result of headwinds highlighted in respect of full year 2010 performance. These were the ongoing run-off in the US of the Consumer Finance portfolios and lower balances in Cards, and reduced revenues in Global Banking and Markets, including lower Balance Sheet Management revenues, as expected.

·
Compared with Q4 2010, Group revenues were broadly unchanged, reflecting an improvement in Global Banking and Markets, offset by movements in the fair value of non-qualifying hedges, with an unfavourable fair value movement of US$59m in Q1 2011 which contrasted with a favourable movement of US$736m in Q4 2010.

·
 In Global Banking and Markets, revenues were lower compared with a strong Q1 2010. However, following strategic investment in the business, equities revenues reached their highest quarterly level in two years as global equity markets rallied. Compared with Q4 2010, revenues recovered strongly across most business lines and regions, as market conditions improved and client activity increased.

·
Loan impairment charges and other credit risk provisions continued to improve as a result of stabilising economic conditions combined with earlier management initiatives to reduce portfolio risk and improve collection processes. Overall, they fell by 37% to US$2.4bn, the lowest quarterly level since Q2 2006. All customer groups and all regions experienced an improvement, with the US accounting for a significant proportion of the total due to lower balances in the Consumer Finance run-off portfolio and the Cards business. Within the Consumer Finance run-off portfolio, the decline in loan impairment charges was moderated by US$0.4bn of additional charges as a result of changes in economic assumptions about the pace of recovery in home prices and delays in the timing of expected cash flows, notably as a result of the foreclosure moratorium that began in late 2010.

·
In Global Banking and Markets, a small net release in loan impairment charges and other credit risk provisions contrasted with a charge in Q1 2010 in line with improved market conditions. Projected impairment charges and expected cash losses remain in line with earlier guidance and the available-for-sale reserve reduced from US$6.4bn at 31 December 2010 to US$5.8bn at 31 March 2011.

·
Costs in Q1 2011 included a US$440m provision in respect of the adverse judgement in the Judicial Review relating to sales of PPI in the UK (for details see below); restructuring costs of US$67m in Latin America; impairments on certain software projects now deferred or cancelled of US$78m in the US; and an acceleration in the expense recognition for deferred bonus awards of US$70m2. Excluding these items and movements in the fair value of own debt related to credit spreads, the cost efficiency ratio was 55.1%, compared with a reported cost efficiency ratio of 60.9% for Q1 2011. On the same basis, and excluding the pension curtailment gain of US$148m recorded in Q1 2010, expenses rose by 7%. The principal drivers of this increase were higher employee expenses and technology-related costs supporting strategic investment in the business.

·
On a reported basis, costs were 2% higher compared with Q4 2010. However, both quarters included a number of notable items, including litigation and other regulatory provisions and, after excluding these, costs were broadly stable. In the UK, legislation in respect of the bank levy has yet to be substantively enacted and therefore no charge has been recognised in Q1 2011. However, we estimate that the cost of the UK bank levy for HSBC will be approximately US$600m for the full year 2011.

·
At US$5.5bn, underlying pre-tax profits were 10% lower than in Q1 2010. On a reported basis, pre-tax profits fell by 14% to US$4.9bn. Unfavourable movements in the fair value of own debt relating to credit spreads mainly accounted for the difference between the reported and underlying figures in Q1 2011.

·
Profit after tax rose by 52% to US$4.4bn. The effective tax rate for the Group was significantly lower at 10.0%, principally due to the recognition of previously unrecognised deferred tax assets in the US on foreign tax credits. The high effective tax rate in Q1 2010 of 49.2% was largely caused by a tax charge on the sale of HSBC Bank Canada by HSBC North America Holdings Inc. to its UK parent company, as previously reported.

·	Profit attributable to shareholders increased by 58% to US$4.2bn, resulting in basic earnings per ordinary share of US$0.23, up 53%.

·	Annualised return on average ordinary shareholders' equity was 11.4%, up from 8.3% in Q1 2010, in part reflecting the low effective tax rate in Q1 2011, as noted above.

·	Customer account balances increased by 4% or US$47bn to US$1.3 trillion during the quarter, mainly in Europe and Asia.

·
We continued to increase customer lending during the quarter. Loans and advances to customers rose by 4% or US$39bn to US$997bn, despite the effect of the run-off of portfolios in the US. Europe, Asia and Latin America all recorded higher balances, with Commercial Banking and mortgage lending driving the growth, as we focus on faster-growing and lower-risk markets and sectors.

·	The advances-to-deposits ratio for the Group remained conservative at 78.2%. This is well within our maximum benchmark ratio of 90% and highlights further room for lending growth.

·
We continued to generate capital and the core tier 1 ratio improved to 10.7%. Risk-weighted assets marginally increased, reflecting strong growth in the key markets where we are expanding our customer relationships, partly offset by run-off in legacy portfolios.

·
On 3 May 2011, the Board announced a first interim dividend payment for 2011 of US$0.09 per ordinary share, an increase of 12.5% compared with the first interim dividend in 2010, as we signalled in February.

2 Recent regulatory pronouncements and best practice guidance have clarified the required structure and terms of deferred bonus arrangements. Accordingly, HSBC started to recognise from 1 January 2011 the costs of deferred awards to be granted in March 2012.

Regional commentary

Continued growth in Hong Kong

The Hong Kong economy performed robustly during the quarter and demand for credit remained strong. Pre-tax profits were 4% higher and we grew revenues by 8%, with increases across all customer groups. Commercial Banking continued to experience strong asset growth and higher trade volumes, notably between mainland China and Hong Kong, reflecting strong demand and resulting in a 22% increase in revenues, with the benefits of asset growth partly offset by asset spread compression in a competitive marketplace. Lending increased during the quarter and deposit balances rose, mainly in Commercial Banking and Global Banking and Markets. In Retail Banking and Wealth Management, we increased sales of insurance and investment products. We experienced positive trends in credit quality across our key businesses. Costs overall were 19% higher than in Q1 2010, principally as a result of increased investment in staff and other costs to support business expansion, but were 15% lower than in Q4 2010 as a result of lower marketing and general expenses.

Higher profits in Rest of Asia-Pacific

Economic growth slowed from 2010 levels and inflation rates were higher in key markets. The disaster in Japan seemed to have a limited economic effect in the quarter. While monetary tightening in mainland China was applied on a number of occasions to reduce credit growth, most Asian economies continued to perform robustly. Pre-tax profits increased by 25%, as a result of a substantial increase in net interest income following the robust lending growth throughout 2010 and into 2011 and a higher contribution from our associates in mainland China. Revenues rose by 18%, driven by higher asset and deposit balances, and stronger trade volumes and wealth management income. We continued to grow lending, with balances 5% higher overall and increasing in all customer groups during the quarter. Costs rose by 17% compared with Q1 2010, mainly as a result of investment in staff and marketing to support business growth. Costs were 2% lower than in Q4 2010.

Stable performance in the Middle East

While the UAE and Saudi Arabian economies continued to recover, political unrest in parts of the region contributed to a general reduction in customer activity. Despite the uncertainty, pre-tax profits were 91% higher, largely reflecting earlier actions to reposition certain portfolios, and improved credit conditions in Dubai. Revenues were marginally lower compared with Q1 2010 and modest lending growth and strong growth in deposits during the quarter reflected progress in consolidating our position as the market leader for cross-border trade finance in the region. Costs were 19% higher than in Q1 2010 as we invested in growing the business, but were broadly stable compared with Q4 2010.

Improvement continues in Latin America

The region's major economies continued to grow strongly and HSBC's profits reflected this upward trend, increasing by 29%. Loan impairment charges improved by 18% in line with the managed decline of certain portfolios in Mexico and stronger economic conditions in Brazil. Revenues increased by 15%, driven by continuing growth in deposit balances and rising demand for credit in Retail Banking and Wealth Management and Commercial Banking in Brazil and Argentina, and Commercial Banking in Mexico, which was partially offset by spread compression in those markets. We grew customer lending during the quarter by 6% overall, largely in Commercial Banking in Brazil and Mexico, reflecting higher demand and new business relationships. Costs were 21% higher, in large part due to inflationary pressures, which drove union-agreed salary increases in Brazil and Argentina. Cost growth also included US$67m in respect of restructuring across the region. Key actions during the period to support sustainable savings included structural reorganisation, branch rationalisation and portfolio optimisation, which will continue during 2011.

Profits in Europe impacted by lower trading activity and PPI provisions

Recovery across the region remained uneven. Strong growth in Germany prompted the European Central Bank to raise interest rates in April even as Portugal requested financial assistance. Sovereign bond markets in Europe were volatile, particularly those relating to countries with higher levels of Government deficits, although market sentiment improved somewhat during the quarter.

Profits fell by 65% overall, mainly as a result of a lower contribution from Global Banking and Markets. Although still strong by historical standards, Global Banking and Markets' profits declined, reflecting lower Credit revenues which were affected by a general widening of spreads and the non-recurrence of prior period price appreciation on certain legacy positions, and a reduced contribution from Balance Sheet Management as higher yielding positions matured as expected. In Retail Banking and Wealth Management, profits also fell, principally due to the provision of US$440m taken in relation to PPI sales. Excluding this provision, profits were higher as a result of reduced loan impairment charges, improved asset spreads and higher lending volumes in the UK mortgage market. In Commercial Banking, higher profits reflected a reduction in loan impairment charges and an increase in lending. Deposit balances were also higher, largely as a result of targeted marketing in UK Retail Banking and Wealth Management. Excluding the PPI provision, total expenses in Europe were in line with Q1 2010 and 3% lower than in Q4 2010, reflecting tight cost control.

On 20 April 2011, an adverse judgement was received on the Judicial Review application brought by the British Bankers Association ('BBA') on behalf of a group of UK banks, which included HSBC, against the Financial Services Authority and Financial Ombudsman Service relating to PPI. A provision of US$440m has been made in the results for Q1 2011 in respect of the estimated liability relating to redress for the possible mis-selling of PPI policies in previous years. There are many factors which affect the estimated liability, including the nature and volume of customer complaints, the extent to which HSBC may be required to take action, and the facts and circumstances of each individual customer's case. Accordingly there is currently a high degree of uncertainty around the ultimate costs of dealing with the matter.

Following the publication in the UK of the Independent Commission on Banking's interim report on 11 April 2011, we continue to work closely with the Commission and industry bodies on the consultation process and to assess the possible impact on the Group.

North America continues to be profitable

The US economy continued to recover, although signals as to the strength of the recovery were mixed and the housing market remained distressed, with an overhang of foreclosed properties. HSBC's North American business remained profitable and we continued to attract customers and grow deposit balances in our Retail Banking and Wealth Management and Commercial Banking businesses during the quarter. In the US, we also selectively grew our Commercial Banking loan book. However, profits were 60% lower overall. Total revenues were 14% lower, in part driven by declining lending balances in the Cards business and Consumer Finance run-off portfolios. Driven by these declining balances, loan impairment charges improved by 30%, despite the incremental charge of US$0.4bn resulting from the changes to assumptions referred to above. Costs were 15% higher than in Q1 2010, principally due to impairments on software projects charged during the quarter of US$78m and the absence of the pension accounting credit of US$148m recorded in Q1 2010. Compared with Q4 2010, costs were marginally lower as a result of lower litigation provisions and a reduction in marketing activity in Q1 2011.

Notes

1.
We measure our performance internally on a like-for-like basis by eliminating the effects of foreign currency translation differences, acquisitions and disposals of subsidiaries and businesses and fair value movements on own debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt, all of which distort year-on-year comparisons. We refer to this as our underlying performance.

2.
Income statement comparisons, unless stated otherwise, relate to the three months ended 31 March 2011 and are compared with the corresponding three months in 2010. Balance sheet comparisons, unless otherwise stated, relate to balances as at 31 March 2011 compared with the corresponding balances as at 31 December 2010.

3.
The financial information on which this Interim Management Statement is based, and the data set out in the appendices to this Statement, are unaudited and have been prepared in accordance with HSBC's accounting policies as described in the Annual Report and Accounts 2010. A glossary of terms is also provided in the Annual Report and Accounts 2010.

4.
We announced in November 2010 that, with effect from March 2011, within the context of the customer group/global business view of Group performance, Retail Banking and Wealth Management would be managed as a single global business. This business is the existing Personal Financial Services, with Global Asset Management moving from Global Banking and Markets to this new single business. Commentary in this Interim Management Statement related to Retail Banking and Wealth Management reflects the performance of Personal Financial Services and does not yet reflect the change in the structure. These changes will be reflected in our Interim Report 2011.

5.
The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	18 May 2011
ADSs quoted ex-dividend in New York	18 May 2011
Dividend record date in Hong Kong	19 May 2011
Dividend record date in London, New York, Paris and Bermuda	20 May 2011
Dividend payment date	6 July 2011
Interim Results 2011 announcement	1 August 2011
Q3 2011 Interim Management Statement	7 November 2011

Conference call details

The conference call is being hosted by Stuart Gulliver, Group Chief Executive and Iain Mackay, Group Finance Director, and will be accessible by dialling the following local telephone numbers:

UK:                                          +44 (0) 20 7138 0815

UK toll free:                             0800 559 3272

USA:                                        +1 718 354 1359

USA toll free:                           1 866 239 0753

Hong Kong:                              +852 3002 1615

Hong Kong toll free:                 800 933 519

Restrictions may exist when accessing freephone/toll free numbers using a mobile telephone.

Passcode:                                 HSBC

A recording of the conference call will be available from the close of business on 9 May 2011 until the close of business on 9 June 2011.

Local replay access telephone numbers are:

UK (local):                               +44 (0) 20 7111 1244

UK toll free:                             0800 358 7735

USA (local):                             +1 347 366 9565

USA toll free:                           1 866 932 5017

Hong Kong (local):                   +852 3011 4669

Replay access passcode:           5854494#

On 9 May 2011, the replay will also be accessible on HSBC's website by following this link: http://www.hsbc.com/1/2/investor-relations/financial-info.

For further information, please contact:

Media relations

London
Robert Bailhache	+44 (0) 20 7992 5712
Hong Kong
Patrick McGuinness	+852 3663 6883
Gareth Hewett	+852 6792 8195

Investor relations

London
Alastair Brown	+44 (0)20 7992 1938
Robert Quinlan	+44 (0)20 7991 3643
Hong Kong
Hugh Pye	+852 2822 4908

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598 billion at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Cautionary statement regarding forward-looking statements

The Interim Management Statement contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

·
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

·
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges.

Appendix - Selected financial information (unaudited)

Summary consolidated income statement

	Quarter ended
	31 March 2011	31 March 2010	31 December 2010
	US$m	US$m	US$m

Net interest income ..................................................................................	9,911	10,023	9,932

Net fee income ..........................................................................................	4,371	4,412	4,571

Net trading income ...................................................................................	2,556	2,873	2,259

Changes in fair value of long-term debt issued and related derivatives ............................................................................................	(602)	(584)	(509)
Net income from other financial instruments designated at fair value ................................................................................................	291	289	592

Net income/(expense) from financial instruments designated at fair value ...........................................................................................	(311)	(295)	83

Gains less losses from financial investments ......................................	207	342	126
Dividend income ......................................................................................	32	20	21
Net earned insurance premiums .............................................................	3,363	2,922	2,831
Other operating income ...........................................................................	314	699	786

Total operating income ...........................................................................	20,443	20,996	20,609

Net insurance claims incurred and movement in liabilities to policyholders ........................................................................................	(3,403)	(3,070)	(3,287)

Net operating income before loan impairment charges and other credit risk provisions ..............................................................	17,040	17,926	17,322

Loan impairment charges and other credit risk provisions ................	(2,384)	(3,787)	(3,370)

Net operating income ..............................................................................	14,656	14,139	13,952

Total operating expenses ........................................................................	(10,369)	(8,898)	(10,199)

Operating profit .......................................................................................	4,287	5,241	3,753

Share of profit in associates and joint ventures ..................................	619	471	655

Profit before tax .......................................................................................	4,906	5,712	4,408

Tax expense ...............................................................................................	(491)	(2,813)	(892)

Profit after tax ..........................................................................................	4,415	2,899	3,516

Profit attributable to shareholders of the parent company ................	4,153	2,631	3,242
Profit attributable to non-controlling interests ....................................	262	268	274

Profit before tax by geographical region
Europe ........................................................................................................	652	1,857	374
Hong Kong ...............................................................................................	1,562	1,509	1,408
Rest of Asia-Pacific .................................................................................	1,634	1,302	1,523
Middle East ...............................................................................................	335	175	251
North America ..........................................................................................	181	450	410
Latin America ............................................................................................	542	419	442

	4,906	5,712	4,408

Summary consolidated balance sheet

	31 March 2011	31 December 2010
	US$m	US$m
ASSETS
Cash and balances at central banks ...................................................................	71,754	57,383
Trading assets .......................................................................................................	467,202	385,052
Financial assets designated at fair value ..........................................................	38,854	37,011
Derivatives .............................................................................................................	242,669	260,757
Loans and advances to banks ............................................................................	223,137	208,271
Loans and advances to customers ....................................................................	997,163	958,366
Financial investments ..........................................................................................	401,619	400,755
Other assets ...........................................................................................................	155,408	147,094

Total assets ...........................................................................................................	2,597,806	2,454,689

LIABILITIES AND EQUITY
Liabilities
Deposits by banks ................................................................................................	122,808	110,584
Customer accounts ...............................................................................................	1,274,820	1,227,725
Trading liabilities ..................................................................................................	372,649	300,703
Financial liabilities designated at fair value ......................................................	93,222	88,133
Derivatives .............................................................................................................	240,689	258,665
Debt securities in issue ........................................................................................	153,753	145,401
Liabilities under insurance contracts .................................................................	61,953	58,609
Other liabilities ......................................................................................................	118,053	109,954

Total liabilities .......................................................................................................	2,437,947	2,299,774

Equity
Total shareholders' equity ..................................................................................	152,546	147,667
Non-controlling interests ....................................................................................	7,313	7,248

Total equity ...........................................................................................................	159,859	154,915

Total equity and liabilities ...................................................................................	2,597,806	2,454,689

Capital structure

	31 March 2011	31 December 2010
	US$m	US$m

Core tier 1 capital ..................................................................................................	120,672	116,116
Tier 1 capital ..........................................................................................................	137,869	133,179
Total regulatory capital ........................................................................................	170,632	167,555
Total risk-weighted assets ..................................................................................	1,129,478	1,103,113

Capital ratios
Core tier 1 ratio.......................................................................................................	10.7%	10.5%
Tier 1 ratio...............................................................................................................	12.2%	12.1%
Total capital ratio...................................................................................................	15.1%	15.2%

Loans and advances to customers

Loans and advances to customers by industry sector and by geographical region

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 March 2011
Personal ...................................	168,839	59,205	42,054	5,223	134,282	22,558	432,161	42.5
Residential mortgages ............	117,749	43,757	30,190	1,756	77,716	5,505	276,673	27.2
Other personal .......................	51,090	15,448	11,864	3,467	56,566	17,053	155,488	15.3

Corporate and commercial .......	215,240	86,989	69,943	20,475	38,971	38,111	469,729	46.2
Commercial, industrial and international trade ...............	119,234	36,035	42,588	12,291	16,945	25,091	252,184	24.8
Commercial real estate ..........	30,823	20,373	9,007	1,007	8,110	3,101	72,421	7.1
Other property-related ..........	7,512	16,424	5,847	1,833	5,293	813	37,722	3.7
Government ..........................	2,810	3,193	382	1,320	217	2,158	10,080	1.0
Other commercial ..................	54,861	10,964	12,119	4,024	8,406	6,948	97,322	9.6

Financial ..................................	77,999	4,368	2,801	1,035	19,483	3,014	108,700	10.7
Non-bank financial institutions ............................................	76,490	2,849	2,403	1,009	19,483	2,919	105,153	10.3
Settlement accounts ...............	1,509	1,519	398	26	-	95	3,547	0.4

Asset-backed securities reclassified ............................	5,171	-	-	-	656	-	5,827	0.6

Total gross loans and advances to customers .........................	467,249	150,562	114,798	26,733	193,392	63,683	1,016,417	100.0

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East	North America	Latin America	Gross loans and advances to customers	Gross loans by industry sector as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	%
At 31 December 2010
Personal ....................................	161,717	57,308	40,184	5,371	139,117	21,623	425,320	43.4
Residential mortgages .............	111,618	42,488	28,724	1,751	78,842	5,258	268,681	27.4
Other personal ........................	50,099	14,820	11,460	3,620	60,275	16,365	156,639	16.0

Corporate and commercial .........	203,804	80,823	67,247	19,560	38,707	35,371	445,512	45.6
Commercial, industrial and international trade ................	111,980	33,451	41,274	11,173	16,737	23,079	237,694	24.3
Commercial real estate ...........	30,629	19,678	8,732	1,085	8,768	2,988	71,880	7.3
Other property-related ...........	6,401	15,232	5,426	1,785	5,109	885	34,838	3.6
Government ...........................	2,289	2,339	415	1,345	89	2,117	8,594	0.9
Other commercial ...................	52,505	10,123	11,400	4,172	8,004	6,302	92,506	9.5

Financial ....................................	70,725	3,189	2,259	1,347	21,202	3,003	101,725	10.4
Non-bank financial institutions .............................................	70,019	2,824	2,058	1,335	21,109	2,818	100,163	10.2
Settlement accounts ................	706	365	201	12	93	185	1,562	0.2

Asset-backed securities reclassified .............................	5,216	-	-	-	676	-	5,892	0.6

Total gross loans and advances to customers ...............................	441,462	141,320	109,690	26,278	199,702	59,997	978,449	100.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 09 May 2011